Exhibit 99.1

Puyi Inc. Appoints Mr. Yong Ren as Chief Executive Officer

GUANGZHOU, China, September 24, 2019 (GLOBE NEWSWIRE) -- Puyi Inc. (“Puyi” or the “Company”) (NASDAQ: PUYI), a leading third-party wealth management service provider in China focusing on mass affluent and emerging middle class population, today announced the appointment of Mr. Yong Ren as its new chief executive officer (the “CEO”) to succeed Mr. Haifeng Yu, the Company’s current CEO, with immediately effect. Mr. Haifeng Yu, being the founder and largest shareholder of Puyi, will work with Mr. Yong Ren to ensure a successful transition. Mr. Haifeng Yu will remain chairman of the board after the change.

Prior to joining the Company, Mr. Yong Ren has more than 10 years’ experience in corporate management including three years’ experience as the vice president at a well-recognized financing company in the industry. Mr. Yong Ren received his bachelor’s degree in accounting from Southwestern University of Finance and Economics in 2005 and his master’s degree in finance from Shandong University in 2011.

Mr. Haifeng Yu, chairman of the board, commented, “In order to build Puyi one of the best third-party wealth management service providers in China focusing on mass affluent and emerging middle class population, we have further strengthened our management team. Mr. Yong Ren is a proven business leader in the financing industry with strong track record in corporate management and marketing activities. We warmly welcome Mr. Yong Ren as our new CEO. I firmly believe his joining will lead Puyi to become a top-ranking service provider in wealth management industry.”

Mr. Ren replied, “I am grateful to be appointed as the CEO of Puyi. This is a critical position with immense responsibility. Leading Puyi to become one of the best third-party wealth management service providers focusing on mass affluent and emerging middle class population and helping hundreds of millions of middle class families in China will surely be my mission in my career. I am excited to take on this new role to accomplish this mission with every member of the Company.”

About Puyi

Headquartered in Guangzhou, China, Puyi is a leading third-party wealth management service provider in China focusing on mass affluent and emerging middle class population. Puyi also provides corporate financing services and asset management services for clients. For more information, please visit http://ir.puyiwm.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts:

Puyi Inc.

Jing He, GM of Financial Reporting Department

Email: ir@puyiwm.com

Tel: +86 20-28381666